UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.             )*

Tengion, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

88034G109

(CUSIP Number)

October 2, 2012

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88034G109

1	Names of Reporting Persons. BAY CITY CAPITAL LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization DELAWARE
	5	Sole Voting Power 5,333,333 (1)
	6	Shared Voting Power
	7	Sole Dispositive Power 5,333,333 (1)
	8	Shared Dispositive Power
9	Aggregate Amount Beneficially Owned by Each Reporting Person 5,333,333 (1)
10	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 9.985% (1)
12	Type of Reporting Person (See Instructions) OO

(1)	Comprised of an aggregate of 1,333,333 shares of common stock underlying convertible notes and warrants to purchase 4,000,000 shares of common stock held by Bay City Capital Fund V, L.P., a Delaware limited partnership (“Fund V”), and Bay City Capital Fund V Co-Investment Fund, L.P., a Delaware limited partnership (“Co-Investment V”); Bay City Capital Management V LLC, a Delaware limited liability company (“Management V”) is the general partner of Fund V and Co-Investment V, and Bay City Capital LLC, a Delaware limited liability company (“BCC”) is the manager of Management V. The provisions of the warrants and convertible notes beneficially owned by the reporting person restrict the exercise or conversion of such securities to the extent that, upon such exercise or conversion, the number of shares then beneficially owned by the holder and its affiliates and any other person or entities with which such holder would constitute a Section 13(d) “group” would exceed 9.985% of the total number of shares of the Issuer then outstanding (the “Ownership Cap”). Accordingly, notwithstanding the number of shares reported, the reporting person disclaims beneficial ownership of the shares underlying such warrants and convertible notes to the extent beneficial ownership of such shares would cause all reporting persons hereunder, in the aggregate, to exceed the Ownership Cap.

CUSIP No. 88034G109

1	Names of Reporting Persons. BAY CITY CAPITAL MANAGEMENT V LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization DELAWARE
	5	Sole Voting Power 5,333,333 (1)
	6	Shared Voting Power
	7	Sole Dispositive Power 5,333,333 (1)
	8	Shared Dispositive Power
9	Aggregate Amount Beneficially Owned by Each Reporting Person 5,333,333 (1)
10	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 9.985% (1)
12	Type of Reporting Person (See Instructions) OO

(1)	Comprised of an aggregate of 1,333,333 shares of common stock underlying convertible notes and warrants to purchase 4,000,000 shares of common stock held by Fund V and Co-Investment V; Management V is the general partner of Fund V and Co-Investment V, and BCC is the manager of Management V. The provisions of the warrants and convertible notes beneficially owned by the reporting person restrict the exercise or conversion of such securities to the extent that, upon such exercise or conversion, the number of shares then beneficially owned by the holder and its affiliates and any other person or entities with which such holder would constitute a Section 13(d) “group” would exceed the Ownership Cap. Accordingly, notwithstanding the number of shares reported, the reporting person disclaims beneficial ownership of the shares underlying such warrants and convertible notes to the extent beneficial ownership of such shares would cause all reporting persons hereunder, in the aggregate, to exceed the Ownership Cap.

CUSIP No. 88034G109

1	Names of Reporting Persons. BAY CITY CAPITAL FUND V, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization DELAWARE
	5	Sole Voting Power
	6	Shared Voting Power 5,333,333 (1)
	7	Sole Dispositive Power
	8	Shared Dispositive Power 5,333,333 (1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 5,333,333 (1)
10	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 9.985% (1)
12	Type of Reporting Person (See Instructions) PN

(1)	Comprised of an aggregate of 1,333,333 shares of common stock underlying convertible notes and warrants to purchase 4,000,000 shares of common stock held by Fund V and Co-Investment V; Management V is the general partner of Fund V and Co-Investment V, and BCC is the manager of Management V. The provisions of the warrants and convertible notes beneficially owned by the reporting person restrict the exercise or conversion of such securities to the extent that, upon such exercise or conversion, the number of shares then beneficially owned by the holder and its affiliates and any other person or entities with which such holder would constitute a Section 13(d) “group” would exceed the Ownership Cap. Accordingly, notwithstanding the number of shares reported, the reporting person disclaims beneficial ownership of the shares underlying such warrants and convertible notes to the extent beneficial ownership of such shares would cause all reporting persons hereunder, in the aggregate, to exceed the Ownership Cap.

CUSIP No. 88034G109

1	Names of Reporting Persons. BAY CITY CAPITAL FUND V CO-INVESTMENT FUND, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization DELAWARE
	5	Sole Voting Power
	6	Shared Voting Power 5,333,333 (1)
	7	Sole Dispositive Power
	8	Shared Dispositive Power 5,333,333 (1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 5,333,333 (1)
10	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 9.985% (1)
12	Type of Reporting Person (See Instructions) PN

(1)	Comprised of an aggregate of 1,333,333 shares of common stock underlying convertible notes and warrants to purchase 4,000,000 shares of common stock held by Fund V and Co-Investment V; Management V is the general partner of Fund V and Co-Investment V, and BCC is the manager of Management V. The provisions of the warrants and convertible notes beneficially owned by the reporting person restrict the exercise or conversion of such securities to the extent that, upon such exercise or conversion, the number of shares then beneficially owned by the holder and its affiliates and any other person or entities with which such holder would constitute a Section 13(d) “group” would exceed the Ownership Cap. Accordingly, notwithstanding the number of shares reported, the reporting person disclaims beneficial ownership of the shares underlying such warrants and convertible notes to the extent beneficial ownership of such shares would cause all reporting persons hereunder, in the aggregate, to exceed the Ownership Cap.

Item 1

(a)	Name of Issuer:

Tengion, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

3929 Westpoint Boulevard, Suite G, Winston-Salem, NC 27103

Item 2

(a)	Name of Person Filing:

Bay City Capital LLC, a Delaware limited liability company (“BCC”), is the manager of Bay City Capital Management V LLC, a Delaware limited liability company (“Management V”). Management V is the general partner of Bay City Capital Fund V, L.P., a Delaware limited partnership (“Fund V”), and Bay City Capital Fund V Co-Investment Fund, L.P., a Delaware limited partnership (“Co-Investment V” and together with BCC, Management V and Fund V, the “Reporting Persons”). BCC is also an advisor to Fund V and Co-Investment V.

BCC hereby files this Statement on Schedule 13G (the “Statement”) on behalf of the Reporting Persons pursuant to the Agreement With Respect To Schedule 13G attached to the Statement as Exhibit 7.1.

(b)	Address of Principal Business Office or, if none, Residence:

750 Battery Street, Suite 400, San Francisco, California, 94111

(c)	Citizenship:

Delaware

(d)	Title of Class of Securities:

Common Stock, $0.001 par value

(e)	CUSIP Number:

88034G109

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), 13d-2(b) or 13d-2(c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act;

(b)	☐	Bank as defined in section 3(a)(6) of the Exchange Act;

(c)	☐	Insurance company as defined in section 3(a)(19) of the Exchange Act;

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940;

(e)	☐	An investment adviser in accordance with Rule 13-d(1)(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person, in accordance with Rule 13d-1(b)(ii)(G);

(h)	☐	A savings association, as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

Ownership as of October 2, 2012 is incorporated herein by reference from items (5) – (9) and (11) of the cover page of each Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

See Exhibit 8 hereto.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 27, 2013

/s/ Fred Craves
Fred Craves, Managing Director

Bay City Capital LLC

for itself, for and on behalf of Bay City Capital Management V LLC in its capacity as manager thereof, and for and on behalf of Bay City Capital Fund V, L.P. and Bay City Capital Fund V Co-Investment Fund, L.P. in its capacity as manager of Bay City Capital Management V LLC, the general partner of Bay City Capital Fund V, L.P. and Bay City Capital Fund V Co-Investment Fund, L.P.

EXHIBIT INDEX

Exhibit No.	Description

7.1	Agreement regarding filing of joint Schedule 13G.

8	Item 8 Statement.

EXHIBIT 7.1

AGREEMENT WITH RESPECT TO SCHEDULE 13G

Each of Bay City Capital LLC, Bay City Capital Management V LLC, Bay City Capital Fund V, L.P. and Bay City Capital Fund V Co-Investment Fund, L.P. hereby expresses its agreement that the attached Schedule 13G (and any amendments thereto) relating to the common stock of Tengion, Inc. is filed on behalf of each of them.

Date: February 27, 2013

/s/ Fred Craves
Fred Craves, Managing Director

Bay City Capital LLC

for itself, for and on behalf of Bay City Capital Management V LLC in its capacity as manager thereof, and for and on behalf of Bay City Capital Fund V, L.P. and Bay City Capital Fund V Co-Investment Fund, L.P. in its capacity as manager of Bay City Capital Management V LLC, the general partner of Bay City Capital Fund V, L.P. and Bay City Capital Fund V Co-Investment Fund, L.P.

EXHIBIT 8

ITEM 8 STATEMENT

Due to the relationships between them, the reporting persons hereunder may be deemed to constitute a “group” with one another for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934.